UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm CohnReznick LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2016 and December 31, 2015

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1

•	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule With

Report of Independent Registered Public Accounting Firm

December 31, 2016 and 2015

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER  31, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland

June 22, 2017

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	December 31
	2016	2015
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts, at fair value	$5,308,188,535	$4,840,351,603

Total investments	5,308,188,535	4,840,351,603

Receivables:
Notes receivable from participants	122,334,387	120,710,676
Participant contributions receivable	—	5,120,249
Due from Marriott International, Inc. for Company contribution	80,937,156	78,815,789

Total receivables	203,271,543	204,646,714

Total assets	5,511,460,078	5,044,998,317

Liabilities
Accrued expenses	453,266	474,599

Total liabilities	453,266	474,599

Net assets available for benefits	$5,511,006,812	$5,044,523,718

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

Additions
Interest income on notes receivable from participants	$6,248,686
Appreciation in investments from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	$498,237,886
Participants contributions	213,994,671
Rollover contributions	5,454,460
Marriott International, Inc. contributions	83,135,916

Total additions	807,071,619

Deductions
Benefits paid to participants	338,012,660
Administrative expenses	2,575,865

Total deductions	340,588,525

Net increase	466,483,094
Net assets available for benefits at beginning of year	5,044,523,718

Net assets available for benefits at end of year	$5,511,006,812

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”), sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are eligible to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; for 2016 the limit on highly compensated employees was 7% of weekly compensation from January to September and 8% from October to December.

Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year may make an additional pre-tax catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $6,000 for the year ended December 31, 2016.

The Plan offers a Company discretionary contribution which is allocated proportionally to each allocation group (all participants eligible for the discretionary contribution at the same work location and in the same job classification, hourly or non-hourly). Each participant’s share of the discretionary contribution is determined proportionally based on the first 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group, and the second 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

To be eligible for the discretionary contributions, employees must be at least 21 years of age, have completed at least one year of service and be employed as of the last Friday of the Plan year, although employees whose employment ends due to retirement, disability or death will be eligible for a discretionary contribution on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year. The Company also makes supplemental contributions at select locations to non-management, non-highly compensated hourly associates who are eligible for the discretionary contribution in the Plan who are not, in most cases, in a collective bargaining agreement. Contributions are subject to certain limitations.

Participant Accounts

Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), the Company supplemental contribution (if eligible), an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions plus actual earnings thereon, as well as in Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account. The interest rate is fixed at the time the loan is granted. Prior to July 2, 2012, Plan loans bore interest at the prime rate published by the Wall Street Journal plus one percentage point. For loans issued on and after July 2, 2012, loans bear interest at the prime rate as of the last business day of the prior calendar quarter as published by published by the Wall Street

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants (Continued)

Journal plus 2 percentage points, except that for the loans issued in third quarter of 2016, loans bear an interest rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus one percentage point. Interest rates on outstanding loans range from 4.25% to 10.5%.

Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions. In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and The Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

Payment of Benefits

Upon termination of service, death, disability, or retirement upon either age 55 and 10 years of service or 20 years of service regardless of age, a participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The Profit Sharing Committee is responsible for investment of the Plan assets, other than the Company Stock Fund

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Administration (Continued)

and has delegated many responsibilities to the trustee and the investment managers it appoints. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.

Administrative and Investment Expenses

To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options

Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as described under Fair Value Measurements in Note 2.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2016 and 2015.

Common and Preferred Stock – Securities are priced at the closing price reported on the active market on which individual securities are traded.

Corporate bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Common Collective Trust – Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Government Debt Securities – Valued using pricing models maximizing the use of observable inputs for similar securities.

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2016, 18,293,953 units were outstanding with a value of $56.93 per unit. At December 31, 2015, 19,195,377 units were outstanding with a value of $46.28 per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2015 to December 31, 2016.

Recently Adopted Accounting Pronouncements

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 apply to reporting entities that measure an investment’s fair value using the net asset value per share (or its equivalent) practical expedient. The ASU eliminates the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements (Continued)

NAV per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. These investments should be disclosed as a reconciling item between the amounts reported in the fair value hierarchy table and the balance sheet. If an investment is measured using the net asset value per share as a practical expedient and that investment is in a fund that files a Form 5500, as a direct filing entity (“DFE”), disclosure of that investment’s strategy will no longer be required. The table showing the unfunded commitment, redemption frequency and redemption notice period is still required. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. The Plan adopted ASU 2015-07 during 2016.

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan is considered in default if a payment is not made within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3:	MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 3:	MASTER TRUST (Continued)

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2016 and 2015, the Plan’s overall interest in the net assets of the Master Trust was 99.54% and 99.55%, respectively.

The following table presents the net assets of the Master Trust as of December 31, 2016 and 2015:

	2016	2015
Assets
Investments, at fair value	$5,338,474,323	$4,866,754,123

Receivables:
Receivables from sale of investments	14,928,250	5,045,854
Accrued interest and dividends	54,673	37,248

Total receivables	14,982,923	5,083,102

Total assets	5,353,457,246	4,871,837,225

Liabilities
Accounts payable on investments purchased	18,798,899	7,356,494
Custodian and advisor fees payable	2,186,673	2,116,204

Total liabilities	20,985,572	9,472,698

Net assets available for benefits	$5,332,471,674	$4,862,364,527

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 3:	MASTER TRUST (Continued)

The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2016.

Net appreciation in fair value of investments	$442,445,473
Interest	26,783,069
Dividends	38,316,249

Investment gain before investment management fees	507,544,791
Investment management fees	(7,502,739)
Net transfers	(29,934,905)

Increase in net assets	470,107,147
Net assets:
Beginning of year	4,862,364,527

End of year	$5,332,471,674

The following table presents the net investment gains of the Master Trust for the year ended December 31,2016:

Net realized and unrealized appreciation in fair value of investments	$442,445,473
Interest and dividend income	65,099,318

Investment gain before investment management fees	507,544,791
Investment management fees	(7,502,739)

Net investment gains	$500,042,052

The net investment gains of the Master Trust is comprised of the net investment gain for the Plan of $498,237,886 and net investment gain for the 401k Plan of $1,804,166.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4:	FAIR VALUE MEASUREMENTS

The following tables present the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2016 and 2015. Classification within the fair vale hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,182,470	$—	$—	$5,182,470
Corporate bonds	—	466,506,128	—	466,506,128
Preferred stock	3,508,938	2,305,562	—	5,814,500
Common stock - Marriott International, Inc.	1,047,950,810	—	—	1,047,950,810
Common stock - others	1,525,938,969	822,892	—	1,526,761,861
Foreign government debt securities	—	7,534,342	—	7,534,342
U.S. government debt securities	—	540,637,942	—	540,637,942
Mutual funds	510,214,381	—	—	510,214,381

Total assets in the fair value hierarchy	3,092,795,568	1,017,806,866	—	4,110,602,434
Investments measured at net asset value (a)	—	—	—	1,227,871,889

Total investments at fair value	$3,092,795,568	$1,017,806,866	$—	$5,338,474,323

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,390,077	$—	$—	$8,390,077
Corporate bonds	—	446,555,825	—	446,555,825
Preferred stock	3,532,041	2,027,385	2,242	5,561,668
Common stock - Marriott International, Inc.	875,001,387	—	—	875,001,387
Common stock - others	1,465,557,626	1,308,360	—	1,466,865,986
Foreign government debt securities	—	1,737,546	—	1,737,546
U.S. government debt securities	—	524,639,341	—	524,639,341
Mutual funds	512,784,454	—	—	512,784,454

Total assets in the fair value hierarchy	2,865,265,585	976,268,457	2,242	3,841,536,284
Investments measured at net asset value (a)	—	—	—	1,025,217,839

Total investments at fair value	$2,865,265,585	$976,268,457	$2,242	$4,866,754,123

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investments for the year ended December 31, 2016:

	Opening Balance at 12/31/2015	Purchases	Sales	Withdrawals	Total Gains or Losses for the period	Change in Unrealized Gain/(Loss)	Transfer to/from Level 2	Ending Balance 12/31/2016
Preferred stock	$2,242	$—	$(2,242)	$—	$—	$—	$—	$—

Grand Total	$2,242	$—	$(2,242)	$—	$—	$—	$—	$—

There were no Level 3 investments at December 31, 2016. The following table provides a summary of the valuation techniques applied in determining the fair value of the Master Trust’s Level 3 investments and quantitative information regarding the significant unobservable inputs used for 2015.

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2015	Valuation Technique	Unobservable Input	Range (Weighted Average)
Preferred stock	$2,242	Bid Evaluation	Bid Price	N/A

The following table summarizes investments for which fair value is measured using Net Asset Value per share practical expedient as of December 31, 2016 and 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016 Fair Value	December 31, 2015 Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
COLTV Short-term Investment Fund	$87,639,886	$68,665,886	Daily	30 days
Fidelity Pyramis Emerging Equity Small Cap	27,669,301	27,908,593	Daily	30 days
Northern Trust Collective S&P 500 Index Fund	219,748,678	187,025,847	Daily	30 days
Vanguard Retirement 2015	97,637,506	91,984,976	Daily	60 days
Vanguard Retirement 2025	244,845,581	204,760,098	Daily	60 days
Vanguard Retirement 2035	225,546,241	185,833,153	Daily	60 days
Vanguard Retirement 2045	179,139,898	149,348,590	Daily	60 days
Vanguard Retirement 2055	49,750,108	31,162,743	Daily	60 days
Vanguard Retirement Income	95,894,690	78,527,953	Daily	60 days

	$1,227,871,889	$1,025,217,839

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 5:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan through the Stock Fund held 12,674,780 and 13,051,930 shares of common stock of the Company as of December 31, 2016 and 2015, respectively. Dividends on Marriott International, Inc. common stock were $14,847,356 and $12,166,383 for the years ended December 31, 2016 and 2015, respectively. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2016 and 2015 was $82.68 and $67.04, respectively.

NOTE 6:	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and has received a favorable determination letter dated August 11, 2016. Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2016	2015
Net assets available for benefits as reported in financial statements	$5,511,006,812	$5,044,523,718
Loans deemed as distributions for financial statements reporting purposes	6,244,172	6,085,568
(Deemed distributions) during the year for Form 5500 purposes	(256,334)	(289,792)

Net assets available for benefits as reported in Form 5500	$5,516,994,650	$5,050,319,494

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$338,012,660
Loans deemed as distributions for financial statements reporting purposes as of December 31, 2016	(6,244,172)
Loans deemed as distributions for financial statements reporting purposes as of December 31, 2015	6,085,568
Net deemed distributions/(recoveries) for the Form 5500 purposes for year ended December 31, 2016	256,334
Net deemed (distributions)/recoveries for the Form 5500 purposes for year ended December 31, 2015	(289,792)

Benefits paid to participants as reported in the Form 5500	$337,820,598

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	2016	2015
Notes receivable from participants per financial statements	$122,334,387	$120,710,676
Loans deemed as distributions for the purpose of financial statements	6,244,172	6,085,568
Net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(256,334)	(289,792)

Notes receivable from participants per Form 5500	$128,322,225	$126,506,452

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits as reported in the financial statements	$466,483,094
Change in loans deemed as distributions for financial statements reporting purposes	158,604
Change in net (deemed distributions)/recoveries during the year for the Form 5500 purposes	33,458

Net increase in net assets available for benefits as reported in the Form 5500	$466,675,156

NOTE 9:	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2016 and through June 22, 2017, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

DECEMBER 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities		$128,322,225

*	Party-in-interest to the Plan
**	Cost information not required

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 22, 2017	/s/ Tracey Ballow
Plan Administrator